1020 - 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
www.continentalminerals.com

CONTINENTAL AND JINCHUAN GROUP SIGN FORMAL ARRANGEMENT AGREEMENT

December 20, 2010, Vancouver, BC - Continental Minerals Corporation (TSX-V:KMK, OTCBB:KMKCF) ("Continental" or the "Company") announced today that it has signed the formal arrangement agreement ("Arrangement Agreement") with Jinchuan Group Ltd ("Jinchuan") to implement Jinchuan's proposed acquisition of Continental announced September 17, 2010. Jinchuan is a large China-based mining group and will be acquiring Continental for aggregate cash consideration of approximately C$431 million through a statutory plan of arrangement ("Arrangement") process which will be subject to the terms and conditions of the Arrangement Agreement.

The Arrangement Agreement provides for the acquisition of 100% of Continental's approximately 166 million common shares on a fully diluted basis for C$2.60 per share. Continental is entering into banking arrangements to facilitate the exercise of all outstanding options so that the underlying shares can participate in the Arrangement and Continental's outstanding class of Preferred Shares will be exchanged for common shares of Taseko Mines Limited .The Board of Directors of Continental is also proposing to include in the Arrangement a special cash distribution of about C$0.07 per outstanding Continental share (including option shares) as of a record date immediately prior to completion of the Acquisition. Completion of the Arrangement is targeted for mid-February, 2011.

Holders of Continental common shares aggregating approximately 10% of the outstanding shares have signed voting lock-up agreements pursuant to which such persons will agree to support the Arrangement. The Arrangement Agreement contains customary representations, warranties and covenants of each of Jinchuan and Continental reflecting the principal terms and conditions announced September 17, 2010. Holders of Continental Preferred Shares will receive common shares of Taseko Mines Limited on the ratio of 0.5028 Taseko Share per Continental Preferred Share and such Taseko shares will not be subject to any hold periods. A holder of 11% of the Preferred Shares has also agreed to support the Arrangement.

Continental will be convening a special meeting of its securityholders to consider the Arrangement in early February, 2011 and an information circular containing detailed disclosure regarding the Arrangement will be mailed to Continental's securityholders in early January, 2011. The Arrangement will require the approval of securityholders of Continental at the meeting in accordance with the terms of the orders to be granted by the Supreme Court of British Columbia, Business Corporations Act (British Columbia) and Multilateral Instrument 61-101 "Protection of Minority Security Holders in Special Transactions". The Arrangement Agreement and related information circular will be filed and available for public download at www.sedar.com and in the United States at www.sec.gov concurrently with mailings to securityholders.

Advisors

BMO Capital Markets is sole financial advisor to Continental in connection with the proposed Arrangement. McCarthy Tétrault LLP acts as counsel to the special committee of the Board and Lang Michener LLP acts as general counsel to Continental.

Sino Resources Capital Pty Ltd. and Blake, Cassels & Graydon LLP are the financial and legal advisors to Jinchuan respectively in respect of the Arrangement.

About Continental

Continental is a TSX Venture Exchange listed resource company associated with the Vancouver-based Hunter Dickinson Group of mining companies. Since 2005, Continental has focused on exploring and unlocking the value of its large Xietongmen copper-gold property in Tibet Autonomous Region, PRC.

About Jinchuan

Jinchuan Group is a large integrated non-ferrous metallurgical and chemical engineering enterprise engaged in mining, concentrating, metallurgy and chemical engineering. It produces nickel, copper, cobalt, rare and precious metals and also some chemical products such as sulfuric acid, caustic soda, liquid chlorine, hydrochloric acid and sodium sulfite, together with some further processed nonferrous metals products. The output of nickel and platinum group metals respectively accounts for more than 90% of the total in China. Jinchuan Group Ltd. is the largest producer of nickel-cobalt in China.

For more information contact:

Susie Bell, Investor Relations

Toll Free: 1-800-667-2114
Ph: (604) 684-6365
Fax: (604) 684-8092
Email: info@hdgold.com

THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of applicable Canadian securities laws concerning the likelihood of the Arrangement completing. Although Continental has attempted to identify important factors and conditions that could prevent the Arrangement from completing there may be other conditions or factors that are yet to be determined based in part on the present need to secure shareholder, regulatory and other approvals and complete, regulatory filings and Court documents. There can be no assurance that Continental's identification of conditions and completion factors will prove to be complete or accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward- looking statements.